Birch Branch, Inc.




May 31, 2007


Ms. Amanda Jaffe
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Birch Branch, Inc.

Dear Ms. Jaffe:

Pursuant to your letter dated May 22, 2007 and our conversation today, I am sending this correspondence noting the changes of our revised amended December 31, 2006 10-QSB (10-QSB/A) for Birch Branch, Inc. We have filed the 10QSB/A simultaneous with this correspondence. I have summarized the changes/modifications, pursuant to your letter, below:

Question 1:
-----------
We have filed the amended Form 10-QSB incorporating all revisions in NOTE 5 and have removed the phrase "in excess of fair market value" form the statement of cash flows.

Question 2:
-----------
We have filed the amended Form 10-QSB incorporating all revisions to prior comment 10 related to Controls and Procedures.

Question 3:
-----------
We have filed the amended Form 10-QSB incorporating all revisions to prior comment 11 and have updated the date to correspond to today's filing.

Question 4:
-----------
We have filed the amended Form 10-QSB incorporating all revisions to prior comment 12 and changed all references to the terms "registrant" and "quarterly report" and the balance of the disclosure has been formatted to the exact requirements of Item 601(b) (31). We have also updated the date to correspond to today's filing.

Question 4:
-----------
We have filed the amended Form 10-QSB incorporating all revisions and have updated the date to correspond to today's filing.


Please call me if you have any questions.


Best Regards,


/s/ Bob Lazzeri
---------------
Bob Lazzeri




       2560 W. Main Street, Suite 200 Littleton, CO 88120 ph 303-794-9450